Buenos Aires, March 25th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on March 11th, 12th, 13th, 16th, 17th, 18th, 19th and 20th 2020, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on March 9th, 2020, as informed to the market on the Relevant Event dated on that same day.

To this regard the Company has acquired, on March 23rd 2020, a total of 120,786 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
03-23-20	120,786	9.208810	1,112,295	IBK

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations